NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION, INC. REPORTS 2010 FOURTH QUARTER AND YEAR-END RESULTS

JACKSONVILLE, Fla.  March 31, 2011 -- ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, reported reduced losses for the fourth quarter and year ended December 31, 2010 as compared to the same periods in 2009.  For the fourth quarter of 2010, the Company reported a net loss of $3.3 million, or $0.07 per share, on 48.1 million weighted average shares outstanding compared to a net loss of $4.9 million, or $0.13 per share, on 37.1 million weighted average shares outstanding for the same period in 2009.  ParkerVision reduced fourth quarter 2010 operating expenses by approximately $1,517,000 or 31.1% from the same period in 2009, as a result of reductions in outside design resources and share-based compensation expense.

For the year ended December 31, 2010, ParkerVision reported a net loss of $15.0 million, or $0.35 per share, on 43.0 million weighted average shares outstanding.  This compares to a net loss for the year ended December 31, 2009 of $21.5 million, or $0.65 per share, on 33.0 million weighted average shares then outstanding.

The Company ended 2010 with approximately $6.5 million in cash and available for sale securities after receiving approximately $5.0 million in proceeds from registered offerings of equity securities in  November 2010 and using approximately $11.2 million in cash for operations and approximately $0.8 million for patents and equipment in 2010.  The 2010 use of cash for operations represents a reduction in cash usage of over $3.6 million when compared to 2009.

On March 30, 2011, the Company completed a registered offering of equity securities which resulted in net proceeds of approximately $4.1 million.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “In 2010, we focused our development resources on 3G CDMA-based applications in collaboration with our baseband partner.  These efforts included the production of a d2p™-enabled chip that was designed specifically to the requirements of one of our baseband partner’s handset OEM customers.  We successfully completed the testing of this chip and we anticipate release of an order from this handset OEM in the near term. We further believe that the test results will assist us in a more rapid rollout of our product. This initial RF product is broadly applicable and we expect it will be attractive to our baseband partner’s customer base for many of their CDMA devices.”

Mr. Parker continued, “We believe the execution of our short-term business plan, including the receipt of an initial production order and expansion of the market awareness of our products, will provide additional opportunities for the Company.  The industry continues to actively seek access to power-saving solutions, and we are confident that the investment in our technologies has resulted in a compelling solution that is appearing at the right time.”

Conference Call
The Company will host a conference call and webcast on April 1, 2011 at 11am Eastern for a discussion of its 2010 year-end financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference call will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2010. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

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(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (in thousands except, for per share amounts)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009

Service revenue	$-	$64	$64	$64
Cost of goods sold	-	54	47	54
Gross margin	-	10	17	10

Research and development	1,999	3,200	8,883	13,505
Marketing and selling	319	436	1,647	2,092
General and administrative	1,046	1,245	4,616	5,962
Total operating expense	3,364	4,881	15,146	21,559

Interest and other income/(expense)	54	(14)	101	20

Net loss	$(3,310)	$(4,885)	$(15,028)	$(21,529)

Basic and diluted loss per common share	$(0.07)	$(0.13)	$(0.35)	$(0.65)

Balance Sheet Highlights (in thousands)	December 31, 2010	December 31, 2009
Cash and available for sale securities	$6,530	$13,491
Prepaid and other current assets	554	594
Property and equipment, net	537	836
Intangible assets, net	9,408	10,078
Other assets	567	546
Total assets	$17,596	$25,545

Current liabilities	$949	$1,508
Long term liabilities	55	154
Shareholders’ equity	16,592	23,883
Total liabilities and shareholders’ equity	$17,596	$25,545

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